Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of Lithium Americas Corp. of our report dated March 30, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-269649) and Form S-8 (No. 333-227816 and No. 333-238142) of Lithium Americas Corp. of our report dated March 30, 2023 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2023

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.